   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 5, 1997

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                            VERSA TECHNOLOGIES, INC.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                            VERSA TECHNOLOGIES, INC.
                       (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  925116-10-5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                               ROBERT M. SUKALICH
                           VICE PRESIDENT -- FINANCE

                            VERSA TECHNOLOGIES, INC.
                             9301 WASHINGTON AVENUE
                                P.O. BOX 085012
                          RACINE, WISCONSIN 53408-5012
                                 (414) 886-1174
                              (414) 886-4614 (FAX)

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                          THE PERSON FILING STATEMENT)

                            ------------------------

                                With a copy to:

                                 LAWRENCE BLOCK
                             SCHIFF HARDIN & WAITE
                                7200 SEARS TOWER
                            CHICAGO, ILLINOIS 60606
                                 (312) 258-5592
                              (312) 258-5600 (FAX)
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ITEM 1.  SECURITY AND SUBJECT COMPANY

     The name of the subject company is Versa Technologies, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 9301 Washington Avenue, Racine, Wisconsin 53408. The title of the class of equity securities to which this Statement relates is the shares of common stock, par value $.01 per share, of the Company (the "Common Stock"), including the associated rights to purchase Series A Junior Participating Preferred Stock (together with the Common Stock, the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER

     This Statement relates to a tender offer by TVPA Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Applied Power Inc., a Wisconsin corporation ("Parent" or "API"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated September 5, 1997 to purchase all outstanding Shares at a price of $24.625 per Share, net to the seller in cash, without interest thereon upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 5, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of September 2, 1997 (the "Merger Agreement") among Parent, the Purchaser and the Company. The Merger Agreement provides that, among other things, as soon as practicable after the consummation of the Offer and satisfaction or, if permissible, waiver of the conditions to the Merger, the Purchaser shall be merged with and into the Company (the "Merger"), the separate corporate existence of the Purchaser shall cease, and the Company shall continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is filed as Exhibit 1 to this Statement and is incorporated herein by reference.

     Stock Purchase and Dividend Reinvestment Plan. Holders of Shares through the Company's Stock Purchase and Dividend Reinvestment Plan ("DRIP") will need to contact the DRIP administrator, Firstar Trust Company, at 1-800-637-7549 in order to make arrangements to tender Shares held in the DRIP pursuant to the Offer.

     According to the Offer to Purchase, the principal executive offices of the Purchaser and Parent are located at 13000 West Silver Spring Drive, Butler, Wisconsin 53007.

ITEM 3.  IDENTITY AND BACKGROUND

     (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Certain contracts, agreements, arrangements or understandings between the Company and its executive officers, directors and affiliates are described on pages 6-9 of the Company's Proxy Statement dated June 16, 1997 for its 1997 Annual Meeting of Stockholders (the "1997 Proxy Statement"). Pages 6-9 are filed as Exhibit 2 to this Statement and are incorporated herein by reference.

     On August 28, 1997, the Company entered into Senior Executive Agreements with Thomas J. Magulski, Robert M. Sukalich, Janet L. Ford and Edward V. Surek. Under these Agreements, which have a term of two years, if there is a Change of Control (as defined) after July 1, 1997, if the Company terminates the employment of the executives other than for Good Cause (as defined), or if the executives terminate their employment for Good Reason (as defined) or terminate their employment at any time during the seventh month after a Change in Control occurs, the executives will be entitled to be paid an amount equal to the sum of Base Salary (as defined) plus Bonus (as defined), all multiplied by two. On August 28, 1997, the Company also entered into similar agreements with 31 other employees providing similar Change in Control benefits except that such employees will receive payments equal to the sum of .50 plus .01923 for each year of service with the Company or its subsidiaries multiplied by Base Salary and Bonus and such employees will not receive any such payment unless they are terminated without Good Cause or terminate voluntarily for Good Reason. The Company also entered into a similar Senior Executive Agreement with Richard H. Marks, President of Eder Industries, Inc., a subsidiary of the Company, on August 28, 1997. Mr. Marks' agreement is identical to

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the agreements in effect for the other 31 employees except that Mr. Marks' right to Change of Control benefits upon his voluntary termination of employment for Good Reason will only apply if such termination occurs on or after March 1, 1999. In addition, Mr. Marks' Senior Executive Agreement provides that in the event of a conflict between the provisions of that agreement and those of his employment agreement in place prior to August 28, 1997, the provisions of the latter agreement will control. The names of the employees who are party to these agreements and the form of the agreement each of them executed are filed as
Exhibit 3 to this Statement and are incorporated herein by reference.

     Under the terms of the Merger Agreement, the Company will offer to repurchase each outstanding option to purchase Common Stock (including outstanding options under the Company's 1996 Employee Stock Purchase Plan) from the holder thereof immediately after the Offer has been consummated for an amount in cash (less applicable withholding taxes) equal to the product of (i) the number of shares of Common Stock previously subject to such option (whether or not exercisable) multiplied by (ii) the excess, of the per share amount paid to holders tendering their shares in the Offer over the exercise price per share of the Common Stock previously subject to such option. Any such options not exercised or sold to the Company as described above will be canceled as of the Effective Time of Merger (as defined).

     The Company has agreed to take such action as is necessary to terminate, as of the Effective Time of Merger, the 1982 Employee Incentive Stock Option Plan, the 1992 Employee Incentive Stock Option Plan, the Directors and Officers Stock Option Plan, and the 1996 Employee Stock Purchase and Payroll Savings Plan.

     On or prior to the Effective Time of Merger, the Company will distribute in lump sum payments all amounts in each participant's deferred compensation account in accordance with the Company's Deferred Compensation Plan for Executives and Deferred Compensation Plan for Directors, and will terminate such plans.

     (c) Except as described below or incorporated herein, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) the Purchaser or its executive officers, directors or affiliates.

INDEMNIFICATION UNDER DELAWARE LAW, THE COMPANY'S CERTIFICATE OF INCORPORATION AND BY-LAWS AND THE MERGER AGREEMENT

     The Company is a Delaware corporation. Under Delaware law, indemnification of directors and officers is generally permitted for expenses incurred by them by reason of their position with the corporation, if the director or officer has acted in good faith and with the reasonable belief that his conduct was in the best interest of the corporation. However, Delaware law does not permit a corporation to indemnify persons against judgments in actions brought by or in the right of the corporation (although it does permit indemnification in such situations if approved by the Delaware Court of Chancery and for expenses of such actions). Article SIXTH of the Company's Certificate of Incorporation, as amended, provides that the Company shall, to the maximum extent permitted under Delaware law, indemnify and advance expenses to any person who is or was a party or is threatened to be made a party to any action, suit, proceeding or claim, by reason of being a director or officer of the Company.

     The Company maintains insurance policies that provide for the indemnification of directors and officers pursuant to the provisions described above.

     The Merger Agreement provides that the Certificate of Incorporation and Bylaws of the Surviving Corporation shall contain provisions with respect to indemnification substantially as set forth in the Certificate of Incorporation and Bylaws of the Company on the date of the Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of five years after the Effective Time of Merger in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Effective Time of Merger were directors or officers of the Company in respect of actions or omissions occurring at or prior to the Effective Time of Merger, unless such modification is required by law; provided, that in the event

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any claim or claims are asserted or made within such five-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.

     The Merger Agreement also provides that Parent shall cause to be maintained in effect for the Indemnified Parties (as defined below) for not less than five years the current policies of directors and officers liability insurance and fiduciary liability insurance maintained by the Company and the Subsidiaries (as defined) with respect to matters occurring at or prior to the Effective Time of Merger; provided, that Parent may substitute therefor policies of substantially the same coverage containing terms and conditions which are no less advantageous to the Company's present or former directors or officers or other employees covered by such insurance policies prior to the Effective Time of Merger (the "Indemnified Parties"). Notwithstanding the foregoing, in no case shall Parent or the Surviving Corporation be required to pay an annual premium for such insurance greater than 200% of the last annual premium paid prior to the date hereof. Should payment of the maximum amount of premium provided for in the previous sentence not allow the purchase of an amount of such insurance equal to the amount provided under the current policies, Parent shall purchase the maximum amount of insurance available for 200% of the last annual premium.

THE MERGER AGREEMENT

     The following is a summary of certain provisions of the Merger Agreement. Such summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed herewith as Exhibit 1 and is incorporated herein by reference. Capitalized terms not otherwise defined in the following summary of certain provisions of the Merger Agreement have the respective meanings ascribed to them in the Merger Agreement. In particular, when the term "Material Adverse Effect" is used herein it has the meaning as defined in the Merger Agreement.

     The Offer. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, the Purchaser will purchase all Shares validly tendered pursuant to the Offer. The Merger Agreement provides that the Purchaser may in its sole discretion waive, in whole or in part, at any time or from time to time, any condition (other than the Minimum Condition, which may not be waived without the prior written consent of the Company), increase the price per Share payable in the Offer or make any other changes in the terms and conditions of the Offer; provided that, unless previously approved by the Company in writing, no change may be made that decreases the price per Share payable in the Offer, changes the form of consideration payable in the Offer, reduces the maximum number of Shares to be purchased in the Offer or imposes conditions to the Offer in addition to those set forth herein. As of September 2, 1997, there were 5,596,083 Shares issued and outstanding, 378,741 shares of Common Stock reserved for issuance under the Company's stock option plans and agreements and stock purchase plan, and no other stock of the Company is outstanding or committed to be issued. Based on this information and assuming all holders of outstanding options to purchase shares of Common Stock will have entered into agreements to have the Company repurchase such options on or prior to the date Purchaser purchases the Shares pursuant to the Offer, the Company believes that the Minimum Condition will be satisfied if the Purchaser acquires at least 2,798,042 Shares in the Offer. Prior to approving the Merger Agreement, the Board of Directors of the Company amended the Rights Agreement dated December 13, 1988 between the Company and Firstar Trust Company. In that amendment (a copy of which is attached as Exhibit 5 to this Statement and is incorporated herein by reference), the Company provided that the Rights issuable pursuant to that Rights Agreement would not be triggered by the Offer or the Merger.

     The Merger. The Merger Agreement provides that, subject to the terms and conditions thereof, and in accordance with Delaware law, the Purchaser shall be merged with and into the Company as soon as practicable after satisfaction or waiver of the conditions set forth in the Merger Agreement (the "Effective Time"). The Merger shall become effective upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware (or such later date as is specified in the Certificate of Merger). As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the surviving corporation (the "Surviving Corporation"). In the Merger, each issued and outstanding Share (other than Shares owned directly or indirectly by API or any of its subsidiaries or by the Company as treasury stock, and other than Shares owned by stockholders who have properly exercised rights of appraisal

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under Delaware law) will be converted into the right to receive $24.625 per
Share in cash without interest, and each issued and outstanding share of common stock of the Purchaser will be converted into one fully paid and non-assessable share of common stock of the Surviving Corporation.

     The Merger Agreement provides that the certificate of incorporation and by-laws of the Purchaser at the Effective Time will be the certificate of incorporation and by-laws of the Surviving Corporation until amended in accordance with applicable law. The Merger Agreement also provides that the directors of the Purchaser at the Effective Time will be the directors of the Surviving Corporation, and the officers of the Company at the Effective Time will be the officers of the Surviving Corporation.

     The Company's Board of Directors. The Merger Agreement provides that promptly upon the purchase by Parent of a majority of the outstanding shares of Company Common Stock pursuant to the Offer, either (i) a majority of the members of the Board of Directors of the Company shall resign and the remaining members of the Board of Directors of the Company shall fill all of the Board positions so vacated with individuals designated by Parent or (ii) the size of the Board of Directors of the Company shall be expanded and the vacant seats filled with individuals designated by Parent so that Parent's designees shall constitute a majority of the members of the Board of Directors of the Company. In any case, at all times thereafter through the Effective Time of Merger a majority of the Board of Directors of the Company shall be individuals designated by Parent. The Company's obligation to appoint the Purchaser's designees to the Board of Directors is subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

     From and after the time, if any, that Parent's designees are appointed to the Company's Board of Directors, any amendment of the Merger Agreement, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of Parent or the Purchaser thereunder, or any waiver of any condition to the obligations of the Company or any of the Company's rights thereunder may be effected only by the action of a majority of the directors of the Company then in office who were directors of the Company on the date of the Merger Agreement, which action will be deemed to constitute the action of the full Board of Directors of the Company; provided, however, that in no event may the Company, Parent or the Purchaser amend the provision of the Merger Agreement regarding the continuation of indemnification and insurance for the Company's officers and directors. In addition, until the Effective Time of Merger, the Company will use reasonable efforts to retain as members of its Board of Directors at least two directors who were directors on the date of the Merger Agreement (the "Company Designees"). If any or all of the Company Designees resign, the remaining Company Designees (or, if no other Company Designees remain on the Board, the last resigning Company Designee) shall have the right to appoint a successor or successors to serve as Company Designees. Parent and the Purchaser have agreed to cause each such appointment to be effective. Nothing in this provision prohibits, or should be construed to prohibit, any of Parent's designees to the Company's Board of Directors from voting on the termination of the Merger Agreement.

     Stockholders Meeting. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, duly call and hold a special meeting of its stockholders (the "Special Meeting") as promptly as practicable following the acceptance for payment and purchase of Shares by the Purchaser pursuant to the Offer for the purpose of voting upon the Merger Agreement, the Merger and related matters. The Board shall recommend approval and adoption of the Merger Agreement by the Company's stockholders.

     Interim Operations. In the Merger Agreement, the Company has agreed that from and after the date of this Agreement and until the Effective Time of Merger, the Company shall, and shall cause each of the Subsidiaries to:

          (a) Carry on in Regular Course. Diligently carry on its business in the regular course and substantially in the same manner as heretofore and shall not make or institute any unusual or novel methods of purchase, sale, lease, management, accounting or operation.

          (b) Use of Assets. Use, operate, maintain and repair all of its assets and properties in a normal business manner.

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          (c) Contracts.  Not modify or amend any Existing Contract; not do any act or omit to do any act, or permit any act or omission to act, which will cause a breach or termination of any of the Contracts.

          (d) Insurance Policies. Use reasonable efforts to maintain all of the Insurance Policies in full force and effect.

          (e) Employment Matters. Not: (a) except as described in the Disclosure Schedule, grant any increase in the rate of pay of any of its employees, directors or officers; (b) institute or amend any Employee Benefit Plan; or (c) enter into or modify any written employment, severance, bonus, benefit, termination or related arrangement with any Person.

          (f) Contracts and Commitments. Not enter into any material contract or commitment or engage in any transaction not in the usual and ordinary course of business and consistent with its normal business practices, and not purchase, lease, sell or dispose of any capital assets other than within the limits set forth in the Company's Capital Expenditures Plan approved by the Board of Directors of the Company and delivered to Parent as part of the Disclosure Schedule.

          (g) Indebtedness. Not, except in the ordinary course of business, create, incur or assume any indebtedness, in excess of $6,000,000, from which amount the repurchase of stock options by the Company and the lump sum payments respecting the Company's Deferred Compensation Plans shall be made, or permit the imposition of any Lien.

          (h) Preservation of Relationships. Use its best efforts to preserve its business organization intact, to retain the services of its present officers and key employees and to preserve the goodwill of suppliers, customers, creditors and others having business relationships with the Company and/or the Subsidiaries.

          (i) Compliance with Laws.  Comply materially with all applicable laws.

          (j) Taxes. Timely and properly file all federal, state, local and foreign tax returns which are required to be filed, and pay or make provision for the payment of all taxes owed by it.

          (k) Amendments. Not amend its Certificate or Articles of Incorporation or Bylaws.

          (l) Dividends; Redemptions; Issuance of Stock. Not: (a) issue any additional shares of stock of any class (except for the issuance of shares upon exercise of options outstanding as of the date of this Agreement) or grant any warrants, options or rights to subscribe for or acquire any additional shares of stock of any class; (b) declare or pay any dividend or make any capital or surplus distributions of any nature (including special dividends), except for regularly scheduled quarterly dividends of $.11 made by the Company or dividends by a Subsidiary to the Company; or (c) directly or indirectly redeem, purchase or otherwise acquire, split, combine, recapitalize or reclassify any of its capital stock or liquidate in whole or in part.

          (m) No Dispositions. Not sell, lease, license, encumber or otherwise dispose of, or agree to sell, lease, license, encumber or otherwise dispose of, any of its assets, except in the ordinary course of business consistent with past practice.

          (n) Dissolution; Reorganization. Not adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of the Subsidiaries.

          (o) Litigation. Not settle or compromise any material claims, litigation or governmental or administrative proceedings.

     No Solicitation. In the Merger Agreement, the Company has agreed that it shall not, and shall cause all of its officers, directors, employees, agents and representatives (including, without limitation, any investment banker, financial adviser, attorney or accountant retained or engaged by the Company) to not, directly or indirectly: (i) initiate, solicit or encourage any inquiries concerning an Acquisition (as defined) or an Acquisition Proposal (as defined);
(ii) engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition or an Acquisition Proposal; (iii) facilitate any effort or attempt to make or implement an Acquisition Proposal; or (iv) consummate, agree or commit to consummate any Acquisition or Acquisition Proposal. The Company shall immediately cease or cause to be terminated any existing activities, discussions or negotiations with any

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Person with respect to any of the foregoing activities. Notwithstanding the foregoing, the Board of Directors of the Company may furnish information about the Company to the Person making a Superior Proposal pursuant to a confidentiality agreement in customary form and participate in discussions and negotiations regarding such Superior Proposal if the Board of Directors of the Company determines in good faith, upon the written advice of outside legal counsel, that the failure to take such action would violate its fiduciary duties to the Company Shareholders under applicable Law. In addition, the Company will be permitted to take and disclose to the Company Shareholders a position contemplated by Rules 14d-9 and 14e-2(a) under the Exchange Act with respect to an Acquisition Proposal by means of a tender offer. The Company shall notify Parent orally and in writing of any Acquisition Proposal, within 24 hours from the receipt thereof, specifying all of the material terms and conditions of such Acquisition Proposal and identifying the Person making such Acquisition Proposal, shall keep Parent informed of the status and all material developments and information regarding the Acquisition Proposal, and shall give Parent five
(5) calendar days' prior notice and an opportunity to negotiate with the Company before entering into, executing or agreeing to any Acquisition or Acquisition Proposal.

     Directors' and Officers' Insurance; Indemnification. The Merger Agreement's provisions relating to indemnification and insurance are described above in this Item 3.

     Company Stock Options and Employee Stock Purchase Plan. The Merger Agreement's provisions relating to Company stock options are described above in subsection (b) of this Item 3.

     Conditions to the Merger. The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver, where permissible, at or prior to the Effective Time of Merger of the following conditions:

          (a) Injunction. There shall not be in effect any statute, rule, regulation, executive order, decree, ruling or injunction or other order of a court or governmental or regulatory agency of competent jurisdiction directing that the transactions contemplated herein not be consummated; provided, however, that prior to invoking this condition each party shall use its best efforts to have any such decree, ruling, injunction or order vacated.

          (b) Governmental Approvals.

              (1) All governmental consents, orders and approvals legally required for the consummation of the Merger and the transactions contemplated hereby shall have been obtained and be in effect at the Effective Time of Merger.

              (2) All necessary requirements of the HSR Act shall have been complied with and any "waiting periods" applicable to the Merger and to the transactions described in the Merger Agreement, including any secondary acquisitions, which are imposed by the HSR Act shall have expired prior to the Closing Date or shall have been terminated by the appropriate agency.

          (c) The Offer. Purchaser shall have purchased in accordance with the terms of the Offer all shares of Company Common Stock validly tendered and not withdrawn pursuant to the Offer.

          (d) Approval of Company Shareholders; Certificate of Merger. To the extent required by applicable law, the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement shall have received the requisite approval and authorization of the Company's stockholders provided that Parent, the Purchaser and their respective subsidiaries shall vote all of their shares of Company Common Stock in favor of the Merger.

     Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and the Purchaser with respect to, among other things, its organization, capitalization, financial statements, public filings, labor relations, employee benefit plans, insurance, compliance with laws, litigation, environmental matters, tax matters, intellectual property, consents and approvals and undisclosed liabilities.

     Termination and Termination Fee. The Merger Agreement provides that it may be terminated and the Merger and the Offer may be abandoned at any time prior to the Effective Time: (a) by mutual written

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agreement duly authorized by the Boards of Directors of Parent, the Purchaser
and the Company, respectively; (b) by Parent or the Company if (i) any court of competent jurisdiction or any other governmental body or regulatory authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, decree, ruling or other action shall have become final and nonappealable, or (ii) the Purchaser shall not have purchased Shares pursuant to the Offer on or before February 28, 1998; (c) by the Company if (i) the Board of Directors of the Company shall have determined in good faith, upon the written advice of outside legal counsel, that its fiduciary duties require the termination of the Merger Agreement in order to pursue a Superior Proposal, or (ii) the Purchaser shall have failed to commence the Offer within five (5) business days following the date of the Merger Agreement or terminated the Offer without purchasing Shares pursuant to the Offer; (d) by the Company if either Parent or the Purchaser shall have breached in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement which breach is incapable of being cured (or, if curable, shall not have been cured within thirty (30) days after the giving of written notice to Parent and the Purchaser); (e) by Parent if the Company shall have breached or failed to perform any of its obligations, covenants or agreements contained in the Merger Agreement (except to the extent any such breach gives rise to the termination rights described in (f)(ii) below), or if the Company shall have breached any of its representations or warranties set forth in the Merger Agreement (disregarding all qualifications and exceptions contained therein relating to knowledge, materiality or Material Adverse Effect), and all such breaches and failures to perform, taken in the aggregate, shall have or shall be reasonably likely to have a Material Adverse Effect; or (f) by Parent and the Purchaser, if (i) the Board of Directors of the Company has withdrawn, or materially modified or changed its favorable recommendation of the Offer, the Merger or the Merger Agreement, or shall have approved or recommended any Acquisition Proposal or Acquisition, (ii) the Company shall have breached its obligations to notify Parent of an Acquisition Proposal and negotiate with Parent with respect thereto, or its obligations to take necessary action to render the Rights Agreement inapplicable to the Merger Agreement, the Merger and the Offer, (iii) on a scheduled Expiration Date all conditions to the Purchaser's obligation to accept for payment and pay for Shares other than the Minimum Condition have been satisfied or waived and the Purchaser terminates the Offer without purchasing Shares pursuant to the Offer (provided that the satisfaction or waiver of all other conditions shall have been publicly disclosed at least five business days before termination of the Offer), or (iv) the Purchaser shall have otherwise terminated the Offer in accordance with the Merger Agreement without purchasing Shares.

     In the event of the termination of the Merger Agreement and abandonment of the Offer, the Merger Agreement provides that all further obligations of the parties under or pursuant to the Merger Agreement shall terminate without further liability thereunder on the part of any party except under the provisions of the Merger Agreement related to fees and expenses described below and under certain other provisions of the Merger Agreement which survive termination, provided that each party to the Merger Agreement will retain any and all remedies which it may have for breach of contract provided by law.

     The Merger Agreement provides that upon the occurrence of a Special Event (as defined below) the Company will pay $5,000,000 to Parent and will reimburse Parent for all documented out-of-pocket costs, fees and expenses incurred by Parent and the Purchaser in connection with the preparation and negotiation of the Merger Agreement and the transactions contemplated thereby; provided, however, that in the case of a Special Event described in clause (a) of the paragraph immediately below the Company will pay $1,000,000 to Parent and reimburse Parent for all such documented out-of-pocket costs, fees and expenses and will further pay to Parent an additional $4,000,000 if a Special Event described in clause (b) of the paragraph immediately below thereafter occurs. Any such amount due Parent will be paid and immediately available funds within three (3) business days following the occurrence of the Special Event. If the Company fails to timely pay the amount (or any portion thereof) due Parent pursuant to this provision, the unpaid amount (or portion thereof) will accrue interest at the rate of ten percent (10%) per anum until paid.

     The term "Special Event" means the occurrence of any of the following events: (a) the Board of Directors of the Company shall have withdrawn or materially modified or changed its favorable recommendation of the Offer, or shall have approved or recommended any Acquisition Proposal or Acquisition, or any person unrelated to Parent shall have entered into an agreement with the Company or any of its subsidiaries with respect to an Acquisition; (b) on or before December 31, 1998 any person unrelated to Parent shall have consummated an Acquisition; (c) Parent and the Purchaser shall have terminated the Offer due to the existence, on the date of the Merger Agreement, of the condition set forth in paragraph (e) under "Termination and Termination Fee" above, or due to the existence, after the date of the Merger Agreement, of such condition as a result of one or more events or circumstances arising after the date of the Merger Agreement, if any such event or circumstance was not promptly disclosed to Parent or was caused by the willful and deliberate act of the Company which the Company cannot or will not cure; or (d) Parent and the Purchaser shall have terminated the Merger Agreement as a result of the breach by the Company of its obligations to notify Parent of an Acquisition Proposal and to negotiate with Parent with respect thereto, or of its obligations to take all necessary action to render the Rights Agreement inapplicable to the Merger Agreement, the Offer and the Merger.

     The Merger Agreement also contains other restrictions as to the conduct of business by the Company pending the Merger, as well as representations and warranties of each of the parties customary in transactions of this kind.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

  Recommendation of the Board of Directors.

     At a special meeting held on September 2, 1997, the Board of Directors of the Company (the "Board") approved the Merger Agreement and the transactions contemplated thereby and unanimously determined that the Merger and the Offer are fair to, and in the best interests of, the Company and its shareholders. THE BOARD UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SHARES TENDER THEIR SHARES PURSUANT TO THE OFFER. Copies of a letter to the Company's shareholders communicating such approval and recommendation is filed as Exhibit 4 to this Statement and is incorporated herein by reference.

  Background of the Merger and the Offer.

     James E. Mohrhauser, Chairman and CEO of the Company received several letters from Richard G. Sim, Chairman, President and CEO of API during the past few years expressing interest in putting API and the Company together.

     On May 22, 1997, William P. Killian, a member of the Company's Board of Directors, received a telephone call from Mr. Sim expressing interest in the possible acquisition of the Company. Mr. Killian subsequently received a letter from Mr. Sim outlining reasons for considering a possible merger. Mr. Killian contacted Mr. Mohrhauser to advise him of the matter. Messrs. Mohrhauser and Killian met at Mr. Killian's office on June 3, 1997 to review the letter and Mr. Killian's conversation with Mr. Sim. Messrs. Mohrhauser and Sim met at the University Club in Milwaukee on June 6, 1997 to discuss reasons why the two companies should be put together.

     On June 9, 1997, Messrs. Mohrhauser and Sim signed a non-disclosure agreement. Mr. Mohrhauser agreed to provide additional information to Mr. Sim regarding the financial results and forecasts of the Company's operating units. On June 20, 1997, Mr. Sim, Gustav H.P. Boel, William J. Albrecht and Gary Weismann of API met with Mr. Mohrhauser, Robert M. Sukalich, and Thomas J. Magulski of the Company in Racine. The group discussed information provided by the Company and additional information that would be necessary for due diligence.

     On July 2, 1997, Parent representatives toured Moxness Products and Mox-Med operations in Racine, Portage, Wausau and East Troy, Wisconsin. They were accompanied by Mr. Magulski. On July 3, 1997, additional Parent representatives toured the Milwaukee Cylinder plant in Cudahy, Wisconsin. They were accompanied by Mr. Magulski. The same day P. Burkart and Mr. Sim toured the Eder Industries plant in Oak Creek, Wisconsin. They were accompanied by Mr. Magulski.

     On July 7, 1997, Messrs. Mohrhauser and Killian met with Messrs. Sim and Arzbaecher. Mr. Sim presented an offer to acquire the Company using a pooling at a price of $18.50 per share. Mr. Mohrhauser indicated that there were some concerns associated with a pooling.

     On July 14, 1997, Mr. Sukalich and representatives of Deloitte and Touche, LLP met with Messrs. Arzbaecher, Richard D. Carroll and Douglas R. Dorszynski of API to discuss issues associated with a pooling. On July 18, 1997, Messrs. Mohrhauser and Killian received a letter from Mr. Arzbaecher of API discussing the issues related to a pooling.

     The Board of Directors of the Company met on July 22, 1997. The Board agreed that API's offer should be considered and asked for additional information in order to evaluate the benefits of such a transaction.

     On July 24, 1997, Mr. Mohrhauser telephoned Mr. Sim to discuss the Board's comments.

     On July 29, 1997, Mr. Mohrhauser received a letter addressed to the Company's Board of Directors describing the benefits of pooling.

     On July 31, 1997, Mr. Mohrhauser, Lawrence Block and Mr. Sim met to discuss the possible transaction. Mr. Sim advised Messrs. Mohrhauser and Block that API would offer $22 per share for the Company on a pooling basis. Mr. Mohrhauser advised Mr. Sim that a cash offer would be in the best interests of the Company's shareholders and that the price of $22 should be reviewed.

     A special meeting of the Board of Directors of the Company was held on August 6, 1997. The Board concluded that in order to protect the shareholders, it was essential that an outside firm be employed to offer a fairness opinion on any offers. Several firms were considered. William Blair & Company, L.L.C. of Chicago ("Blair") was selected to provide the opinion. On August 7, 1997, Mr. Mohrhauser called Mr. Sim to advise him that the Board of Directors of the Company had met the prior day and had decided to decline API's offer.

     On August 13, 1997, Mr. Mohrhauser met with Phil W. Reitz of Blair. An engagement letter was signed.

     On August 14, 1997, Mr. Mohrhauser received a letter from API addressed to the Board of Directors which included an offer to buy the Company's common stock for $24.25 per share in cash. Over the next few days, Mr. Mohrhauser contacted members of the Company's Board of Directors to advise them of the proposed offer. A special meeting of the Board of Directors of the Company was held on August 21, 1997 to review the offer made by API to purchase the Company's common stock for $24.25 per share. The Board felt the offer must be considered and authorized Blair to seek a price of $25.00 cash per share.

     On August 23, 1997, the Company and Blair on the one hand and Blair and API on the other had numerous telephone conversations which led to an agreed price of $24.625 cash per share.

     On August 28, 1997, while the parties were negotiating a definitive agreement and related documents, Nasdaq contacted the Company to indicate that there had been unusual market activity in the Common Stock and thereafter placed a halt on trading in the Common Stock. In response, the Company issued a press release announcing that it was engaged in discussions with Parent which could result in the acquisition of the Company by Parent at a price of $24.625 per Share, subject to negotiation of a definitive agreement and other conditions.

     On September 2, 1997, the Board of Directors of the Company met to consider, and approved, the proposed transaction. Parent's Board of Directors likewise met and approved the transaction that day, and Parent, the Purchaser and the Company entered into the Merger Agreement. In a joint press release issued prior to the commencement of trading on September 3, 1997, Parent and the Company announced, among other things, that they had entered into the Merger Agreement and that the Offer would commence as soon as practicable, but in no event later than five business days following execution of the Merger Agreement. A copy of the press release follows:

                    APPLIED POWER SIGNS DEFINITIVE AGREEMENT
                      TO PURCHASE VERSA TECHNOLOGIES, INC.

     MILWAUKEE, SEPTEMBER 3, 1997 -- APPLIED POWER INC. (APW-NYSE) AND VERSA TECHNOLOGIES INC. (VRSA-NASDAQ) announced today the signing of a definitive agreement to purchase all the outstanding stock of Versa/Tek for $24.625 per share in cash. Under the terms of the agreement, a subsidiary of Applied Power will commence a tender offer for all of Versa/Tek's shares within 5 days. The tender offer is contingent on antitrust approval and tender of at least a majority of the shares outstanding. The total purchase price including Versa/Ten stock options is approximately $140 million, which will be funded with expanded borrowings from existing lenders.

     The Board of Directors of Versa/Tek has unanimously approved the tender offer and recommended that Versa/Tek shareholders accept the offer and tender their shares. James E. Mohrhauser, Chairman and CEO of Versa Technologies, Inc., commented, "Versa/Tek's Board of Directors agreed that the offer is a fair offer for our shareholders. The combined efforts of these businesses will undoubtedly result in stronger products and programs for all the customers we serve."

     Commenting on the acquisition, Richard G. Sim, Chairman and CEO of Applied Power, stated: "We are excited about the Versa/Tek acquisition. For many years we have thought the combination of Applied Power and Versa/Tek would have a synergistic impact for both companies. The recent repositioning of Versa/Tek, the disposition of the plastic businesses and the acquisition of the Eder electronics business makes the fit stronger."

     Versa/Tek, with annual sales of approximately $100 million (including the full year impact of the Eder acquisition), is comprised of five businesses. Power Gear, located in Beaver Dam WI, serves the recreational vehicle and truck markets. Milwaukee Cylinder, located in Cudahy WI, specializes in hydraulic cylinders to a variety of industrial markets. Eder, located in Oak Creek WI, designs and manufacturers electronic and electrical systems to a variety of OEM customers. Moxness Products, located in several WI locations, produces industrial silicone products to a wide variety of end user markets. Mox-Med, located in Portage WI, specializes in silicone related products to the medical industry.

     On the similarities of these markets with APW, Sim commented: "the Versa/Tek end user markets match very well with Applied Power's. Our Engineered Solutions segment serves the same or similar end user OEM customers as Power Gear, Moxness Products, and Mox-Med, particularly the Truck and RV markets of Power Gear. The combination of our Enerpac hydraulic tool business with the Milwaukee Cylinder business is a natural fit in terms of distribution and manufacturing. The Eder electronics business fits both our Engineered Solutions and our Technical Environments and Enclosures businesses."

     Sim continued: "three areas make the acquisition of Versa/Tek right for Applied Power. The first is that Versa/Tek management has done a nice job of repositioning the business away from the commodity type of business to more value added products, which over the last 2 quarters has led to improved profitability. The second is that the natural fit of the end user products and channels should lead to higher sales penetration to both companies. The third is the geographic presence of the two companies in southeast Wisconsin should lead to some natural cost synergies between the two businesses. Taking all three of these into account, our sense is that the acquisition should be accretive to EPS in our fiscal year ending August 1998."

     The above paragraph contains forward looking statements made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. Applied Power management cautions that these projections are based on current understanding of the Versa Technologies business, and are highly dependent upon a variety of factors which could cause actual results to differ from these estimates. These include without limitation, general economic conditions, market conditions in relevant markets, market acceptance of existing and new products and successful integration of Versa/Tek with Applied Power.

     Applied Power, headquartered in Wisconsin, is a global company comprised of three business segments. Technical Environments and Enclosures expertise is in configuring technical equipment for end users and in providing enclosures for electronic equipment. Engineered Solutions supplies components and systems based on hydraulic and vibration control technologies to a diverse group of OEM customers. Distributed Products provides industrial and electrical tools and accessories through various distributor and retail channels worldwide.

     Versa Technologies, Inc., headquartered in Racine, Wisconsin, comprises three business segments. The Electronics segment designs and manufactures custom electronic and electrical systems for a broad range of applications. The Engineered Materials segment fabricates custom engineered elastomeric components for industrial and medical applications. The Fluid Power segment manufactures custom engineered cylinders and hydraulic and electromechanical actuation systems for a broad range of markets including the transportation, recreational vehicle, and construction equipment markets.

                               *     *     *     *

     The Purchaser commenced the Offer on September 5, 1997.

  Reasons for the Recommendation of the Company's Board of Directors.

     In light of the Board's review of the Company's competitive and financial position, recent operating results and prospects, the Board determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its shareholders. In making such recommendation and in approving the Merger Agreement and the transactions contemplated thereby, the Board considered a number of factors, including, but not limited to, the following:

          (i) the terms and conditions of the Merger Agreement;

          (ii) the views expressed by management of the Company (at the Board meetings on August 6, 1997 and August 21, 1997 and at several previous Board meetings) regarding the financial condition, results of operations, business and prospects of the Company, including the prospects of the Company if the Company were to remain independent;

          (iii) the recent trading price of the shares of Common Stock and that the $24.625 per Share to be paid in the Offer and that the consideration in the Merger represents a premium of approximately 21.6% over the $20.25 closing sale price for the Shares on August 28, 1997, the last trading day prior to the public announcement of the discussions between the Company and Parent, and a premium of approximately 44.9% over the $17.00 closing sale price for the Shares one month prior on July 29, 1997;

          (iv) the views expressed by management and the Board's conclusion that it was not likely that any other party would consider a transaction that was more favorable to the Company and its stockholders;

          (v) the financial presentations of Blair at the August 21, 1997 and September 2, 1997 Board meetings and the oral opinion of Blair delivered to the Board at the September 2, 1997 Board meeting (which opinion was subsequently confirmed by delivery of a written opinion dated September 2,
     1997) to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the cash consideration of $24.625 per Share to be received by holders of Shares in the Offer and the Merger, taken together, was fair, from a financial point of view, to such holders. Blair's opinion is directed only to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and the Merger to holders of Shares and is not intended to constitute, and does not constitute, a recommendation as to whether any shareholder should tender Shares pursuant to the Offer. A copy of the opinion of William Blair & Company, L.L.C. is attached hereto as Exhibit 6 and Annex II to this
     Schedule 14D-9 and is incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION OF WILLIAM BLAIR & COMPANY, L.L.C. CAREFULLY AND IN ITS ENTIRETY;

          (vi) the Merger Agreement permits the Board, in the exercise of its fiduciary duties, to furnish nonpublic information and data, and enter into discussions and negotiations, in connection with an unsolicited acquisition proposal and recommend an unsolicited acquisition proposal to the Company's stockholders;

          (vii) the Merger Agreement permits the Board, in the exercise of its fiduciary duties, to terminate the Merger Agreement in favor of an alternative acquisition proposals; upon such termination, the

     Company shall pay Parent a fee of $5,000,000 (representing approximately 3.6% of the total value of the consideration to be paid in the Offer and the Merger); and

          (viii) the transactions contemplated by the Merger Agreement provided for an all cash payment to shareholders, with no financing condition.

     The Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

     The Board recognized that, while the consummation of the Offer gives the Company's shareholders the opportunity to realize a significant premium over the price at which the Shares were traded prior to the public announcement of the Offer, tendering in the Offer would eliminate the opportunity for such shareholders to participate in the future growth and profits of the Company. The Board believes that the loss of the opportunity to participate in the growth and profits of the Surviving Corporation was reflected in the Offer price of $24.625 per Share. The Board also recognized that there can be no assurance as to the level of growth or profits to be attained by the Surviving Corporation in the future.

     It is expected that, if the Shares are not purchased by Parent in accordance with the terms of the Offer or if the Merger is not consummated, the Company's current management, under the general direction of the Board, will continue to manage the Company as an ongoing business.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Company has retained William Blair & Company, L.L.C. as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Blair's engagement, the Company has agreed to pay Blair for its services an aggregate financial advisory fee of $639,000. The Company also has agreed to reimburse Blair for reasonable travel and other out-of-pocket expenses, including reasonable legal fees and expenses, and to indemnify Blair and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Blair's engagement. In the ordinary course of business, William Blair & Company, L.L.C. and its affiliates may actively trade or hold the securities of the Company and Parent for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

     Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the stockholders concerning the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company:

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as set forth above, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Item 3 or 4 above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     The Information Statement attached hereto as Annex I is being furnished in connection with the contemplated designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders following the purchase by Purchaser of the number of Shares pursuant to the Offer necessary to satisfy the Minimum Condition.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

 EXHIBIT
   NO.
- ---------
Exhibit 1   --   Agreement and Plan of Merger dated as of September 2, 1997 among the Parent, the Purchaser and the Company.
Exhibit 2   --   Pages 6-9 of the Company's Proxy Statement dated June 16,
                 1997.
Exhibit 3   --   Forms of Senior Executive Agreements with Employees of the
                 Company.
Exhibit 4   --   Letter to stockholders of the Company dated September 5,
                 1997.*
Exhibit 5   --   First Amendment to Rights Agreement between the Company and the Rights Agent dated as of September 2, 1997.
Exhibit 6   --   Opinion of William Blair & Company, L.L.C. dated September
                 2, 1997 (included as Annex II to this Statement).*

- ---------------

* Included with Schedule 14D-9 mailed to stockholders of the Company.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          VERSA TECHNOLOGIES, INC.

                                          By: /s/  ROBERT M. SUKALICH
                                            ------------------------------------
                                            Name: Robert M. Sukalich
                                            Title: Vice President -- Finance

Dated: September 5, 1997

                                                                         ANNEX I

                            VERSA TECHNOLOGIES, INC.
                             9301 WASHINGTON AVENUE
                                P.O. BOX 085012
                          RACINE, WISCONSIN 53408-5012
                            ------------------------

                         INFORMATION STATEMENT PURSUANT
                       TO SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
                            ------------------------

             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.
                            ------------------------

     This Information Statement, which is being mailed on or about September 5, 1997 to the holders of shares of the common stock, par value $.01 per share (the "Common Stock") of Versa Technologies, Inc., a Delaware corporation (the "Company"), is being furnished in connection with the designation by TVPA Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Applied Power Inc., a Wisconsin corporation ("Parent"), of persons (the "Purchaser Designees") to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger dated as of September 2, 1997 (the "Merger Agreement") among the Company, Parent and the Purchaser.

     Pursuant to the Merger Agreement, among other things, the Purchaser commenced a cash tender offer on September 5, 1997 to purchase all of the issued and outstanding shares (the "Shares") of the Company's Common Stock at a price of $24.625 per Share, net to the seller in cash, as described in the Purchaser's Offer to Purchase dated September 5, 1997 and the related Letter of Transmittal (which Offer to Purchase and related Letter of Transmittal together constitute the "Offer"). The Offer is scheduled to expire at 5:00 P.M. Eastern time on Friday, October 3, 1997, unless extended. The Offer is subject to, among other things, the condition that a number of Shares representing not less than a majority of the Company's outstanding voting power on a fully diluted basis be validly tendered prior to the expiration of the Offer and not withdrawn (the "Minimum Condition"). The Merger Agreement also provides for the merger (the "Merger") of the Purchaser with and into the Company as soon as practicable after consummation of the Offer. Following the consummation of the Merger (the "Effective Time"), the Company will be the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of the Parent. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or by Parent, the Purchaser, or any indirect or direct wholly owned subsidiary of Parent or the Company, and other than Shares held by shareholders who shall have demanded and perfected appraisal rights, if any, under Delaware law) will be canceled and converted automatically into the right to receive cash in an amount of $24.625 or any higher price that may be paid per Share in the Offer, without interest.

     The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and other information concerning the Offer and the Merger are contained in the Offer to Purchase and in the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company (the "Schedule 14D-9") with respect to the Offer, copies of which are being delivered to shareholders of the Company contemporaneously herewith. Certain other documents (including the Merger Agreement) were filed with the Securities and Exchange Commission (the "SEC") as exhibits to the Schedule 14D-9 and as exhibits to the Tender Offer Statement on Schedule 14D-1 of the Purchaser and Parent (the "Schedule 14D-1"). The exhibits to the Schedule 14D-9 and the
Schedule 14D-1 may be examined at, and copies thereof may be obtained from, the regional offices of and public reference facilities maintained by the SEC

(except that the exhibits thereto cannot be obtained from the regional offices of the SEC) in the manner set forth in Section 7 of the Offer to Purchase.

     No action is required by the shareholders of the Company in connection with the election or appointment of the Purchaser Designees to the Board. However,
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.

     The information contained in this Information Statement concerning the Parent, the Purchaser and the Purchaser Designees has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The Schedule 14D-1 indicates that the principal executive office of the Parent and Purchaser is located at 13000 West Silver Spring Drive, Butler, Wisconsin 53007.

GENERAL

     The shares of Common Stock are the only class of voting securities of the Company outstanding. Each share of Common Stock is entitled to one vote. As of September 2, 1997, there were 5,596,083 shares of Common Stock outstanding. The Board of Directors of the Company currently consists of eight members. Each director holds office until his successor is elected and qualified or until his earlier death, resignation or removal.

RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

     The Merger Agreement provides that promptly upon the purchase by Parent of a majority of the outstanding shares of Company Common Stock pursuant to the Offer, either (i) a majority of the members of the Board of Directors of the Company shall resign and the remaining members of the Board of Directors of the Company shall fill all of the board positions so vacated with individuals designated by Parent or (ii) the size of the Board of Directors of the Company shall be expanded and the vacant seats filled with individuals designated by Parent so that Parent's designees shall constitute a majority of the members of the Board of Directors of the Company. In any case, at all times thereafter through the Effective Time of Merger a majority of the Board of Directors of the Company shall be individuals designated by Parent.

     From and after the time, if any, that the Purchaser Designees are appointed to the Company's Board of Directors, any amendment of the Merger Agreement, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of Parent or the Purchaser thereunder, or any waiver of any condition to the obligations of the Company or any of the Company's rights thereunder may be effected only by the action of a majority of the directors of the Company then in office who were directors of the Company on the date of the Merger Agreement, which action will be deemed to constitute the action of the full Board of Directors of the Company; provided, however, that in no event may the Company, Parent or the Purchaser amend the provision of the Merger Agreement regarding the continuation of indemnification and insurance for the Company's officers and directors. In addition, until the Effective Time of Merger, the Company will use reasonable efforts to retain as members of its Board of Directors at least two directors who were directors on the date of the Merger Agreement (the "Company Designees"). If any or all of the Company Designees resign, the remaining Company Designees (or, if no other Company Designees remain on the Board, the last resigning Company Designee) shall have the right to appoint a successor or successors to serve as Company Designees. Parent and the Purchaser have agreed to cause each such appointment to be effective. Nothing in this provision prohibits, or should be construed to prohibit, any of the Purchaser Designees to the Company's Board of Directors from voting on the termination of the Merger Agreement.

     Purchaser has informed the Company that each of the Purchaser Designees listed below has consented to act as a director.

     It is expected that the Purchaser Designees may assume office at any time following the purchase by Purchaser of such number of Shares that satisfies the Minimum Condition, which purchase cannot be earlier than October 3, 1997, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board.

     Biographical information concerning each of the Purchaser Designees, directors and executive officers is presented on the following pages.

PURCHASER DESIGNEES

     The names, ages and positions of the Purchaser Designees are listed below.

NAME                               AGE    POSITION WITH PARENT
- ----                               ---    --------------------
Richard G. Sim...................  52     Chairman, President and Chief Executive Officer; Director
William J. Albrecht..............  46     Senior Vice President, Engineered Solutions
Robert C. Arzbaecher.............  37     Vice President, Chief Financial Officer
Douglas R. Dorszynski............  45     Vice President, Tax and Treasurer
Anthony W. Asmuth III............  55     Secretary

     Richard G. Sim was elected President and Chief Operating Officer of Parent in 1985, Chief Executive Officer of Parent in 1986 and Chairman of the Board in 1988. From 1982 through 1985, Mr. Sim was a General Manager in the General Electric Medical Systems Business Group. He is also a director of IPSCO Inc. and Falcon Building Products, Inc.

     William J. Albrecht was named Senior Vice President of Engineered Solutions (a division of Parent) in 1994. Prior to that, he served as Vice President of Power-Packer and APITECH (divisions of Parent) since 1991. He joined Parent in 1989 as General Manager of Parent's APITECH Division in the United States. Prior to joining Parent, Mr. Albrecht was Director of National Accounts and Industrial Power Systems at Generac Corp. from 1987 to 1989 and Vice President-Sales at NP Marketing from 1985 to 1987.

     Robert C. Arzbaecher was named Vice President and Chief Financial Officer of Parent in 1994. He had served as Vice President, Finance of Distributed Products from 1993 to 1994. He joined Parent in 1992 as Controller. From 1988 through 1991, Mr. Arzbaecher was employed by Grabill Aerospace Industries LTD, where he last held the position of Chief Financial Officer. Prior to 1988, Mr. Arzbaecher held various financial positions at Farley Industries Inc. and at Grant Thornton and Company, a public accounting firm.

     Douglas R. Dorszynski was appointed Vice President, Tax and Treasurer of Parent in 1994. Mr. Dorszynski joined Parent in 1983 as Corporate Tax Manager and was subsequently appointed Director, Tax and Special Project Planning of Parent in 1985. Prior to joining Parent, Mr. Dorszynski was employed by Arthur Young & Co., a public accounting firm, from 1978 to 1983.

     Anthony W. Asmuth III is a partner in the law firm of Quarles & Brady, Milwaukee, Wisconsin, having joined that firm in 1989. Quarles & Brady performs legal services for Parent and certain of its subsidiaries. Prior to joining Quarles & Brady, he was a partner with the law firm of Whyte Hirschboeck Dudek S.C. Mr. Asmuth has previously served as Secretary of Parent from 1986 to 1993. He was re-elected Secretary of Parent in 1994.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The names of the current directors and executive officers of the Company, their ages as of March 31, 1997, and certain other information about them are set forth below. As indicated above, some of the current directors may resign effective immediately following the purchase of Shares by the Purchaser pursuant to the Offer.

NAME                                AGE                            POSITION
- ----                                ---                            --------
James E. Mohrhauser...............  74    Chairman and Chief Executive Officer and Director
Thomas J. Magulski................  53    President and Chief Operating Officer and Director
Robert M. Sukalich................  38    Vice President -- Finance and Treasurer
David J. McKendrey................  60    President -- Fluid Power
Michael W. Garvey.................  53    President -- Engineered Materials
Richard H. Marks..................  59    President -- Eder Industries and Director
Denis H. Carroll..................  58    Director
William P. Killian................  62    Director
Joan R. Lloyd.....................  47    Director
Herman B. McManaway...............  71    Director
Morris W. Reid....................  71    Director

     The executive officers of the Company are elected annually by the Board of Directors following the annual meeting of shareholders and serve at the discretion of the Board of Directors.

     Denis H. Carroll -- Chairman and Chief Executive Officer of CRL Industries, Inc. (a holding company) since October 1992 and Vice President of American Couplings Company since April 1997. President and Treasurer of American Couplings Company from January 1970 to April 1997.

     William P. Killian -- Vice President, Corporate Development and Strategy of Johnson Controls, Inc., Milwaukee, Wisconsin (a diversified industrial products and systems company) since April 1976. Mr. Killian is also a director of Interstate Battery Systems of America, AquaChem, Inc., and Gehl Company.

     Joan R. Lloyd -- President of Joan Lloyd & Associates, Inc. since November 1990 (a consulting firm specializing in organizational change). Prior to 1990 she held a number of management positions with Northwestern Mutual Life Insurance Company, Milwaukee, Wisconsin.

     Richard H. Marks -- President of Eder Industries, Inc. since December 1987. Versa Technologies, Inc. acquired Eder Industries in October 1996.

     Herman B. McManaway -- Retired. Vice President of Ruddick Corporation and President of Ruddick Investment Co. from September 1973 to December 1986. Mr. McManaway is also a director of Hughes Supply, Inc.

     Thomas J. Magulski -- President and Chief Operating Officer of the Company since December 14, 1993. Mr. Magulski worked as a business consultant for the Company from March 1992 through September 1993. Prior to his involvement with the Company, he was Vice President of Intertech Resources, Inc. from May 1985 to March 1992. Mr. Magulski is also a director of STERIS Corporation.

     James E. Mohrhauser -- Chairman of the Board of Directors and Chief Executive Officer of the Company since April 1989. President and Chief Executive Officer of the Company prior to April 1989.

     Morris W. Reid -- Vice Chairman of the Board of Directors of the Company since April 1, 1989. President of the Company from October 1989 to July 1992. Chairman of the Board of Directors of the Company prior to April 1, 1989. Mr. Reid is currently a business advisor and previously served as chairman of J. I. Case Co. from 1972 to 1978. Mr. Reid is also a director of Research Products Corporation.

DIRECTORS MEETINGS AND COMMITTEES

     During the year ended March 31, 1997, the Board of Directors of the Company held six meetings. Each director attended at least 75% of the meetings of the Board and the Committees of which he is a member.

     Directors who are full-time employees of the Company receive no additional compensation for services as Directors. Directors not so employed received annual retainers of $8,500 and fees of $700 for each Board meeting attended and $500 ($600 for the chairperson) for each committee meeting attended. In lieu of the annual retainer and meeting fees, Mr. Reid receives $3,000 per month for service as Vice Chairman of the Board of Directors and as a member of the Executive Committee.

     As of March 31, 1997, D. Carroll, W. Killian, H. McManaway, J. Lloyd, and
M. Reid, directors of the Company, and Mr. Lawrence Block, Secretary of the Company, each held an option to purchase 5,000 shares of Common Stock of the Company at a price of $14.12 per share, the fair market value of the Common Stock on September 27, 1994, the date of grant.

     Personnel, Compensation and Stock Option Committee. The Personnel, Compensation and Stock Option Committee has responsibility for establishing compensation objectives and policies for all employees and determining compensation for the Company's executive officers. The Committee, consisting of
J. Lloyd (Chairperson), W. Killian, D. Carroll, and H. McManaway met one time during the last fiscal year.

     Audit Committee. The Audit Committee reviews and evaluates the effectiveness of the Company's financial and accounting functions, including review of the scope and results of the audit work performed by the independent accountants and by the Company's internal accounting staff. The independent accountants meet with the Audit Committee at least once a year to discuss the results of their examinations. The Audit Committee, composed of W. Killian (Chairperson), D. Carroll, J. Lloyd and H. McManaway, met twice during the last fiscal year.

     Nominating Committee. The Nominating Committee is responsible for the nomination of candidates for election to the Board of Directors. It will consider nominees recommended to the Secretary of the Company. The Nominating Committee, composed of D. Carroll (Chairperson), W. Killian, and J. Lloyd, met once during the last fiscal year.

     Executive Committee. The Executive Committee meets on a regular basis to advise management on important proposals and policy matters and to monitor management and Company performance. The Executive Committee, currently composed of J. Mohrhauser (Chairperson), T. Magulski and M. Reid, met seven times during the last fiscal year.

                       COMMON STOCK OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table and notes thereto set forth certain information with respect to the beneficial ownership of shares of Common Stock as of May 15, 1997
(i) individually by the chief executive officer of the Company, each of the four other most highly paid executive officers of the Company in 1997 (the "Named Executive Officers") and each director of the Company, (ii) by all executive officers and directors of the Company as a group and (iii) by each person known to the Company to be the beneficial owner of more than five percent of the outstanding Common Stock. Except as noted below, each of the persons listed has sole investment and voting power with respect to the shares indicated and the address of each of the persons listed is c/o the Company:

                                                                            SHARES
                                                                         BENEFICIALLY   % OF
                  NAME                               ADDRESS                OWNED       CLASS
                  ----                     ----------------------------  ------------   -----
Brinson Partners, Inc....................  Three First National Plaza      570,200      10.15
                                           Chicago, IL 60602-4298
Fenimore Asset Management, Inc...........  P.O. Box 310                    551,383       9.81
                                           Cobleskill, NY 12043
James E. Mohrhauser......................  9301 Washington Avenue          436,134(1)     7.7
                                           Racine, WI 53408-5012
T. Rowe Price Associates.................  100 East Pratt Street           351,000       6.25
                                           Baltimore, MD 21202
State of Wisconsin Investment Board......  P.O. Box 7842                   347,900       6.19
                                           Madison, WI 53707

- ---------------

(1) Includes 173,436 shares owed by Mr. James E. Mohrhauser's wife, for which beneficial ownership is disclaimed. Also includes an option to purchase 33,000 shares exercisable within 60 days of May 15, 1997.

                                                               SHARES OF STOCK      PERCENT
NAME                                                          BENEFICIALLY OWNED     OWNED
- ----                                                          ------------------    --------
Denis H. Carroll............................................         8,395(1)            *
Michael W. Garvey...........................................         2,500(2)            *
William P. Killian..........................................         8,600(2)            *
Joan R. Lloyd...............................................         3,692(3)            *
David J. McKendrey..........................................        37,500(2)            *
Herman B. McManaway.........................................        10,850(2)            *
Thomas J. Magulski..........................................        32,740(2)            *
Richard H. Marks............................................             0               *
James E. Mohrhauser.........................................       436,134(4)          7.7
Morris W. Reid..............................................        17,968(2)            *
Robert M. Sukalich..........................................        17,800(2)            *
All directors and named officers as a group.................       576,179(5)         10.1

- ---------------

 *  Less than one percent of the Company's outstanding shares of Common Stock.
(1) Includes 374 shares owned by Mr. Carroll's daughter for which beneficial ownership is disclaimed. Also includes 2,500 shares issuable pursuant to stock options exercisable within 60 days of May 15, 1997.
(2) Includes shares issuable pursuant to stock options exercisable within 60 days of May 15, 1997 as follows: M. Garvey, 2,500 shares; W. Killian, 7,600 shares; D. McKendrey, 27,500 shares; H. McManaway, 2,500 shares; T. Magulski, 20,740 shares; Morris W. Reid, 2,500; and R. Sukalich, 17,500 shares.

(3) Includes 117 shares owned by Ms. Lloyd's husband, for which beneficial ownership is disclaimed. Also includes 2,500 shares issuable pursuant to stock options exercisable within 60 days of May 15, 1997.
(4) Includes 173,436 shares owned by Mr. Mohrhauser's wife, for which beneficial ownership is disclaimed. Also includes an option to purchase 33,000 shares exercisable within 60 days of May 15, 1997.
(5) Includes 118,840 shares issuable pursuant to stock options exercisable within 60 days of May 15, 1997.

                       COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth information with respect to compensation paid to or accrued on behalf of the Named Executive Officers in the fiscal years ended March 31, 1997, 1996 and 1995.

                           SUMMARY COMPENSATION TABLE

                                                                                            LONG-TERM
                                                               ANNUAL COMPENSATION         COMPENSATION
                                                         -------------------------------   ------------
                                                         FISCAL                               AWARDS
NAME AND PRINCIPAL POSITION                               YEAR    SALARY ($)   BONUS ($)   OPTIONS (#)
- ---------------------------                              ------   ----------   ---------   ------------
James E. Mohrhauser....................................   1997     $228,800    $108,680            0
  Chairman and Chief Executive Officer                    1996      220,000      16,500            0
                                                          1995      200,000     100,000            0
Thomas J. Magulski.....................................   1997     $182,000    $ 77,805            0
  President and Chief Operating Officer                   1996      175,000      11,813            0
                                                          1995      160,000      72,000       25,000
Robert M. Sukalich.....................................   1997     $104,518    $ 39,717            0
  Vice President -- Finance & Treasurer                   1996       95,000       8,500            0
                                                          1995       84,700      33,880       15,000
David J. McKendrey.....................................   1997     $134,629    $ 57,083            0
  President -- Fluid Power                                1996      128,000      58,539            0
                                                          1995      122,810      53,729       15,000
Michael W. Garvey(1)...................................   1997     $118,833    $ 15,000       10,000
  President -- Engineered Materials

- ---------------

(1) Mr. Garvey joined the Company on April 1, 1996 as Vice President of Operations for Mox-Med/ Moxness.

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth (i) the number of shares of Common Stock subject to options granted to each Named Executive Officer during fiscal year 1997, (ii) the percentage such grants represent of the total number of options granted to all employees of the Company during fiscal year 1997 and (iii) the expiration date of such options.

                                                          INDIVIDUAL GRANTS                     POTENTIAL REALIZED
                                        -----------------------------------------------------    VALUE AT ASSUMED
                                          NUMBER OF                                               RATES OF STOCK
                                         SECURITIES      # OF TOTAL                             PRICE APPRECIATION
                                         UNDERLYING      GRANTED TO    EXERCISE                  FOR OPTION TERM
                                           OPTIONS      EMPLOYEES IN     PRICE     EXPIRATION   ------------------
NAME                                    GRANTED(#)(1)   FISCAL YEAR    ($/SHARE)      DATE       5%($)     10%($)
- ----                                    -------------   ------------   ---------   ----------   -------   --------
James E. Mohrhauser...................       None
Thomas J. Magulski....................       None
Robert M. Sukalich....................       None
David J. McKendrey....................       None
Michael W. Garvey.....................     10,000            16%         13.63      5/16/06     $85,800   $217,300

- ---------------

(1) All options granted in fiscal 1997 become exercisable in 25% annual increments beginning one year from the date of grant, and expire in ten years from date of grant.
(2) Options are granted at market value on the date of grant. Market value is the closing market price on the date of grant.
(3) Represents the potential realizable value net of the exercise price but before any income taxes associated with the exercise that would be realized assuming the options were held for the entire ten-year period and that the stock price increased at compound rates of 5% and 10% a base price of $13.63 per share. Actual gains, if any, on stock option exercises and Common Stock are dependent on the future performance of the Common Stock and overall market conditions. There can be no assurance that the amounts reflected in this table will be achieved.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

     The following table shows the value of exercisable and unexercisable options held by each of the Named Executive Officers as of March 31, 1997.

                                                                  NUMBER OF UNEXERCISED         VALUE OF UNEXERCISED
                                                                      OPTION SHARES             IN-THE-MONEY OPTIONS
                                    SHARES                        AT MARCH 31, 1997 (#)        AT MARCH 31, 1997($)(1)
                                   ACQUIRED         VALUE      ---------------------------   ---------------------------
                                ON EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                                --------------   -----------   -----------   -------------   -----------   -------------
James E. Mohrhauser...........                                   33,000              0         $37,125          $0
Thomas J. Magulski............                                   20,740         29,260         $     0          $0
Robert M. Sukalich............                                   17,500          7,500         $ 3,375          $0
David J. McKendrey............      11,694         43,593        23,750          7,500         $20,625          $0
Michael E. Garvey.............                                        0         10,000         $     0          $0

- ---------------

(1) Represents the difference between $13.625, the closing price of the Company's Common Stock on March 31, 1997, and the option exercise price.

EMPLOYMENT AGREEMENT

     The Company's subsidiary, Eder Industries, Inc., entered into an employment agreement with Mr. Richard H. Marks for a three-year period ending November 30, 1999. Under the agreement, Mr. Marks will receive a base salary of $226,000 and be eligible to receive bonus compensation in accordance with the Company's bonus plan for executive officers.

CHANGE-IN-CONTROL ARRANGEMENTS

     On August 28, 1997, the Company entered into Senior Executive Agreements with Thomas J. Magulski, Robert M. Sukalich, Janet L. Ford and Edward V. Surek. Under these Agreements, which have a term of two years, if there is a Change of Control (as defined) after July 1, 1997, if the Company terminates the employment of the executives other than for Good Cause (as defined), or if the executives terminate their employment for Good Reason (as defined) or terminate their employment at any time during the seventh month after a Change in Control occurs, the executives will be entitled to be paid an amount equal to the sum of Base Salary (as defined) plus Bonus (as defined), all multiplied by two. On August 28, 1997, the Company also entered into similar agreements with 31 other employees providing similar Change in Control benefits except that such employees will receive payments equal to the sum of .50 plus .01923 for each year of service with the Company or its subsidiaries multiplied by Base Salary and Bonus and such employees will not receive any such payment unless they are terminated without Good Cause or terminate voluntarily for Good Reason. The Company also entered into a similar Senior Executive Agreement with Richard H. Marks, on August 28, 1997. Mr. Marks' agreement is identical to the agreements in effect for the other 31 employees except that Mr. Marks' right to Change of Control benefits upon his voluntary termination of employment for Good Reason will only apply if such termination occurs on or after March 1, 1999. In addition, Mr. Marks' Senior Executive Agreement provides that in the event of a conflict between the provisions of that agreement and those of his employment agreement in place prior to August 28, 1997, the provisions of the latter agreement will control.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater-than-ten-percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

     To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company, during the fiscal year ended March 31, 1997, all Section 16(a) filing requirements applicable to its officers, directors and greater-than-ten-percent beneficial owners were complied with.